UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Academy Sports and Outdoors, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39589
(State or other jurisdiction of incorporation)	(Commission File Number)

1800 North Mason Road, Katy, Texas	77449
(Address of principal executive offices)	(Zip Code)

Sarah M. Green
Vice President - Deputy General Counsel and Assistant Corporate Secretary
Academy Sports and Outdoors, Inc.
(281) 646-5200
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.
Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report.

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD, a Conflict Minerals Report (the “CMR”) is provided as Exhibit 1.01 to this Form SD. This Form SD, including the CMR, is publicly available on Academy’s investor relations website at investors.academy.com. However, the contents of that website are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02. Exhibit.

The Conflict Minerals Report described in Item 1.01 is filed herewith as Exhibit 1.01 to this Form SD. See Item 3.01 below.

Section 3 – Exhibits

Item 3.01. Exhibits.

Exhibit No. Description

1.01 Conflict Minerals Report as described in Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ACADEMY SPORTS AND OUTDOORS, INC.
Date: May 27, 2025
	By:	/s/ Sarah M. Green
Name: Sarah M. Green
Title: VP, Deputy General Counsel and Assistant Secretary